

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

<u>Via E-mail</u>
Bobby W. Sandage, Jr., Ph.D.
President and Chief Executive Officer
Coronado Biosciences, Inc.
15 New England Executive Park
Burlington, MA 01803

   Re: Coronado Biosciences, Inc.
      Registration Statement on Form 10-12G
      Filed July 15, 2011
      File No. 000-54463

Dear Dr. Sandage:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Bryan J. Pitko for

          Jeffrey Riedler
          Assistant Director

cc: Fran Stoller, Esq.
   Loeb & Loeb LLP
   345 Park Avenue
   New York, NY 10154